Exhibit 21

As of December 31, 2018

        A table of subsidiaries of Liberty Broadband Corporation is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business. Subsidiaries not included in the table are inactive or, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Entity Name	Domicile
Communication Capital, LLC (fka Communication Capital Corp.)	DE
JJCK, LLC (dba EmFinders)	TX
LBC Cheetah 1, LLC	DE
LBC Cheetah 5, LLC	DE
LBC Cheetah 6, LLC	DE
LMC Cheetah 1, LLC	DE
LMC Cheetah 4, LLC	DE
Skyhook Holding, Inc. (fka True Position, Inc.)	DE
Skyhook Software Services Ltd.	China
Skyhook Wireless, Inc.	DE
TP Israel, LLC	DE
TP Nigeria, LLC	DE
TP UK, LLC	DE